WAIVER NO. 3

WAIVER NO. 3 dated as of February 26, 2009 (this "Agreement") between MORRIS PUBLISHING GROUP, LLC (the "Borrower"), MORRIS COMMUNICATIONS COMPANY, LLC ("MCC"), MORRIS COMMUNICATIONS HOLDING COMPANY, LLC ("Holdings"), SHIVERS TRADING & OPERATING COMPANY ("Shivers"), MPG NEWSPAPER HOLDING, LLC ("MPG Holdings"), the SUBSIDIARY GUARANTORS party hereto (the "Subsidiary Guarantors"), the Lenders executing this Agreement on the signature pages hereto and JPMORGAN CHASE BANK, N.A., as administrative agent for the lenders party to the Credit Agreement referenced below (in such capacity, together with its successors in such capacity, the "Administrative Agent").

The Borrower, MCC, the lenders party thereto and the Administrative Agent are parties to a Credit Agreement dated as of December 14, 2005 (as amended by Amendment No. 1 thereto, Amendment No. 2 and Waiver thereto, Amendment No. 3 thereto and Amendment No. 4 and Waiver No. 2 thereto and as otherwise modified and supplemented and in effect immediately prior to the effectiveness of this Agreement, the "Credit Agreement"). The Lenders executing this Agreement on the signature pages hereto wish now to waive a certain Default under the Credit Agreement, subject to the terms and provisions of this Agreement, and, accordingly, the parties hereto hereby agree as follows:

Section 1. Definitions. Except as otherwise defined in this Agreement, terms defined in the Credit Agreement are used herein as defined therein.

Section 2. Waiver. Subject to the satisfaction of the conditions precedent specified in Section 4 hereof, but effective as of the date hereof, the Administrative Agent, on behalf of the Lenders, hereby:

(a)   extends, until 5:00 p.m., New York City time, on April 6, 2009, the waiver set forth in Section 3(a) of Amendment No. 4 and Waiver No. 2 to the Credit Agreement of any Default under clause (b) of Article VII of the Credit Agreement that consists solely of the Borrower or Morris Finance defaulting in the payment when due of interest due on February 1, 2009 on the 2003 Senior Subordinated Notes; and

(b)   waives, until 5:00 p.m., New York City time, on April 6, 2009, any Default under clause (d) of Article VII of the Credit Agreement that consists solely of the Borrower, MCC or any Subsidiary Guarantor defaulting in the performance of its obligation under Section 7 of Amendment No. 4 and Waiver No. 2 to the Credit Agreement to enter into such control agreements as required thereunder on or prior to March 2, 2009; provided that such waivers shall expire upon (i) the termination or expiry of the Bondholder Forbearance Agreement referenced below or the occurrence of any "Forbearance Termination Event" thereunder (as such term is defined therein) or (ii) the occurrence of any Default other than (x) any Default described above or (y) any Default under clause (d) of Article VII of the Credit Agreement that consists solely of the Borrower or any Guarantor defaulting in the performance of its obligation under Section 6.01(f) of the Security and Guarantee Agreement to cause to be filed such continuation statements as may be necessary to maintain the perfection of the security interest granted pursuant to the Security and Guarantee Agreement (collectively, the "Specified Defaults"). Upon the expiry of the foregoing waivers as provided above, the Administrative Agent and each Lender shall be entitled to exercise any and all rights and remedies under the Loan Documents in respect of any Event of Default covered by such waivers to the extent such Event of Default shall then be continuing.

Section 3. Representations and Warranties. Each of the Borrower, MCC, Holdings, Shivers, MPG Holdings and the Subsidiary Guarantors represents and warrants to the Lenders and the Administrative Agent, as to itself and each of its subsidiaries, that (i) the representations and warranties set forth in Article III of the Credit Agreement and in the other Loan Documents are true and complete as if made on and as of the date hereof (or, if any such representation or warranty is expressly stated to have been made as of a specific date, such representation or warranty shall be true and correct as of such specific date) and (ii) immediately before and after giving effect to this Agreement, no Default or Event of Default (other than a Specified Default or an Event of Default arising therefrom) has occurred and is continuing.

Section 4. Conditions Precedent. The waivers set forth in Section 2 hereof shall become effective as of the date hereof upon the satisfaction of the following conditions:

(i)   Execution. The Administrative Agent shall have received executed counterparts of this Agreement from the Borrower, MCC, Holdings, Shivers, MPG Holdings, each Subsidiary Guarantor and the Required Lenders.

(ii)   Bondholder Forbearance Agreement. The Administrative Agent shall have received, in form and substance satisfactory to it, a duly executed and binding agreement by the holders of over 75% of the principal amount of the outstanding 2003 Senior Subordinated Notes, or the Trustee under the Indenture pursuant to which the 2003 Senior Subordinated Notes were issued (the "Indenture") on behalf of such holders, to forbear in the exercise of their rights and remedies under the Indenture in respect of an "Event of Default" (as such term is defined in the Indenture) that consists of the Borrower or Morris Finance defaulting in the payment when due of interest due on February 1, 2009 on the 2003 Senior Subordinated Notes and such default continuing for a period of thirty days (the "Forbearance Agreement").

(iii)   No Default. No Default or Event of Default (other than a Specified Default or an Event of Default arising therefrom) shall have occurred and be continuing on the date hereof.

(iv)   Expenses. The Borrower shall have paid in full the costs, expenses and fees as set forth in Section 9.03 of the Credit Agreement (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent).

Section 5. Security Documents. Each of the Borrower, MCC, Holdings, Shivers, MPG Holdings and the Subsidiary Guarantors (a) confirms its obligations under the Security Documents, as applicable, (b) confirms that the obligations of the Borrower and MCC under the Credit Agreement are entitled to the benefits of the pledges and guarantees, as applicable, set forth in the Security Documents, (c) confirms that the obligations of the Borrower and MCC under the Credit Agreement constitute "Guaranteed Obligations", "Secured Obligations" and "Obligations" (as such terms are defined in the Security Documents, as applicable) and (d) confirms that the Credit Agreement is the "Credit Agreement" under and for all purposes of the Security Documents.

Section 6. Miscellaneous. This Agreement shall be limited as written and nothing herein shall be deemed to constitute a waiver of any other term, provision or condition of the Credit Agreement or any other Loan Document in any other instance than as set forth herein or prejudice any right or remedy that the Administrative Agent or any Lender may have or may in the future have under the Credit Agreement or any other Loan Document. Except as herein provided, each of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same amendatory instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery of an executed counterpart of a signature page to this Agreement by electronic transmission shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

MORRIS PUBLISHING GROUP, LLC

By: /s/ Craig S. Mitchell

Name: Craig S. Mitchell

Title: Senior Vice President of Finance

MORRIS COMMUNICATIONS COMPANY, LLC

By: /s/ Craig S. Mitchell

Name: Craig S. Mitchell

Title: Senior Vice President of Finance

MORRIS COMMUNICATIONS HOLDING COMPANY, LLC

By: /s/ Craig S. Mitchell

Name: Craig S. Mitchell

Title: Senior Vice President of Finance

SHIVERS TRADING & OPERATING COMPANY

By: /s/ Craig S. Mitchell

Name: Craig S. Mitchell

Title: Senior Vice President of Finance

MPG NEWSPAPER HOLDING, LLC

By: /s/ Craig S. Mitchell

Name: Craig S. Mitchell

Title: Senior Vice President of Finance

MORRIS PUBLISHING FINANCE CO.
YANKTON PRINTING COMPANY
BROADCASTER PRESS, INC.
THE SUN TIMES, LLC
HOMER NEWS, LLC
LOG CABIN DEMOCRAT, LLC
ATHENS NEWSPAPERS, LLC
SOUTHEASTERN NEWSPAPERS COMPANY, LLC
STAUFFER COMMUNICATIONS, INC.
FLORIDA PUBLISHING COMPANY
THE OAK RIDGER, LLC
MPG ALLEGAN PROPERTY, LLC
MPG HOLLAND PROPERTY, LLC
MCC RADIO, LLC
MCC OUTDOOR, LLC
MCC MAGAZINES, LLC
MCC EVENTS, LLC
HIPPODROME, LLC
BEST READ GUIDES FRANCHISE COMPANY, LLC
MORRIS VISITOR PUBLICATIONS, LLC
BEST READ GUIDES OF NEVADA, LLC
MORRIS BOOK PUBLISHING, LLC
THE LYONS PRESS, INC.
MORRIS AIR, LLC
MCC HARBOUR CONDO, LLC
MCC CUTTER COURT, LLC
MORRIS DIGITAL WORKS, LLC
MSTAR SOLUTIONS, LLC
MVP FRANCE, LLC
MVP GLOBAL, LLC
SOUTHWESTERN NEWSPAPERS COMPANY, L.P.
MCC OUTDOOR HOLDING, LLC
THE MAP GROUP, INC.

By: /s/ Craig S. Mitchell

Name: Craig S. Mitchell
Title: Senior Vice President of Finance

LENDERS:

JPMORGAN CHASE BANK, N.A.,
Individually and as Administrative Agent

By: /s/
    Name:
    Title:

THE BANK OF NEW YORK MELLON,

By: /s/
    Name:
    Title:

SUNTRUST BANK

By: /s/
    Name:
    Title:

WACHOVIA BANK, NATIONAL ASSOCIATION,

By: /s/
    Name:
    Title:

BANK OF AMERICA

By: /s/
    Name:
    Title:

GENERAL ELECTRIC CAPITAL CORP.

By: /s/

    Name:
    Title:

US BANK, N.A.,

By: /s/

    Name:
    Title:

WEBSTER BANK, NATIONAL ASSOCIATION,

By: /s/

    Name:
    Title:

KEYBANK NATIONAL ASSOCIATION,

By: /s/

    Name
    Title:

SUMITOMO MITSUI BANKING CORPORATION,

By: /s/

    Name:
    Title:

COMERICA BANK

By: /s/

    Name:
    Title:

FIRST TENNESSEE BANK, NATIONAL ASSOCIATION

By: /s/

    Name:

    Title:

MIZUHO

By: /s/

    Name:

    Title: